As filed with the Securities and Exchange Commission on July 24, 2000

                                               REGISTRATION NO. 33-
                                                                   -----------
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549
                                  ----------------

                                      FORM S-3
                              REGISTRATION STATEMENT
                                       UNDER
                            THE SECURITIES ACT OF 1933

                                  ----------------

                           RAMTRON INTERNATIONAL CORPORATION
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               (Exact name of registrant as specified in its charter)

            Delaware                                        84-0962308
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(State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                    Identification Number)

    1850 Ramtron Drive, Colorado Springs, Colorado 80921   (719) 481-7000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ----------------

                                   L. DAVID SIKES
                              Chief Executive Officer
                         Ramtron International Corporation
                                1850 Ramtron Drive
                         Colorado Springs, Colorado 80921
                                  (719) 481-7000
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  ----------------

                                    Copies to:
                              JOHN A. ST. CLAIR, ESQ.
                                 Coudert Brothers
                       950 Seventeenth Street, Suite 1800
                               Denver, Colorado  80202
                                (303) 607-0888

         Approximate date of commencement of proposed sale to the public:
       From time to time after this registration statement becomes effective.

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
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. \ \

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. \X\

                                  ----------------

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. \ \

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. \ \

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. \ \

                         CALCULATION OF REGISTRATION FEE
===============================================================================
     Title of                         Proposed      Proposed
   Each Class of                      Maximum       Maximum
    Securities           Amount       Offering      Aggregate      Amount of
      to be              to be        Price Per     Offering      Registration
   Registered         Registered(1)     Unit         Price            Fee
-------------------------------------------------------------------------------
  Common Stock,
  $0.01 par value      952,380(2)     $20.97      $19,971,409       $5,272

                        25,000(3)      17.00          425,000          112

                       372,243(4)       5.00        1,861,215          491

                       220,000(5)       5.00        1,100,000          290
                                                                    ------
                                                     TOTAL          $6,165
                                                                    ======
===============================================================================

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

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
(2) Such shares were issued to William Michael Mushkin and Elizabeth Loring Crane on June 14, 2000, pursuant to an Agreement and Plan of Merger dated May 11, 2000, among Ramtron, Mushkin Inc., William Michael Mushkin and Elizabeth Loring Crane. Pursuant to Rule 457(c), the registration fee for such securities has been calculated as the average of the high and low prices reported on the NASDAQ SmallCap Market on July 20, 2000.

(3) Such shares are issuable for the price of $17.00 per share upon exercise of certain of warrants issued to Jan-Charles Fine on March 9, 2000, pursuant to a services agreement dated as of January 15, 2000, as amended, between Ramtron and Pro Tem Partners, Inc. Pursuant to Rule 457(g), the registration fee for such securities has been calculated based upon the exercise price of such warrants.

(4) Such shares are issuable for the price of $5.00 per share upon exercise of certain of the warrants issued to the NTC Liquidating Trust on August 31, 1995, as amended pursuant to an amendment agreement dated as of December 20, 1999. Pursuant to Rule 457(g), the registration fee for such securities has been calculated based upon the exercise price of such warrants.

(5) Such shares are issuable for the price of $5.00 per share upon exercise of certain warrants transferred by the NTC Liquidating Trust to JEB Investments, Ltd. and JEB Partners, L.P. on February 11, 2000. Pursuant to Rule 475(g), the registration fee for such securities has been calculated based upon the exercise price of such warrants.

Ramtron hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Ramtron shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

                                    Page-3

Prospectus                           Subject to Completion, Dated July 24, 2000

                          RAMTRON INTERNATIONAL CORPORATION
                           1,569,623 Shares of Common Stock

                        The Securities Offered Hereby Involve
                    a High Degree of Risk.  See "Risk Factors"
                          on Page 9 of This Prospectus.

This prospectus relates to 1,569,623 shares of Ramtron International Corporation's common stock offered by the Selling Security Holders identified in the "Selling Security Holders" section of this prospectus beginning on page
22. Pursuant to an Agreement and Plan of Merger dated May 11, 2000, among Ramtron International Corporation, Mushkin Inc., RIC MI Acquisition Inc., William Michael Mushkin and Elizabeth Loring Crane, we issued 952,380 shares of our Common Stock to William Michael Mushkin and Elizabeth Loring Crane. In connection with the services agreement dated as of January 15, 2000, as amended, with Pro Tem Partners, Inc., we issued to Selling Shareholder Jan-Charles Fine warrants to purchase 25,000 shares of our common stock for $17.00 per share. NTC Liquidating Trust is the holder of warrants to purchase 372,243 shares of the Company's Common Stock for $5.00 per share issued in connection with Ramtron's 1995 debt conversion agreement, as amended in December 1999, with NTC Liquidating Trust's predecessor in interest. JEB Investments, Ltd. and JEB Partners, L.P. are holders of warrants to purchase 220,000 shares of our common stock pursuant to an agreement dated February 11, 2000 between the NTC Liquidating Trust, and JEB Investments, Ltd. and JEB Partners, L.P., pursuant to which the NTC Liquidating Trust transferred those warrants to the JEB entities. Our filing of the registration statement of which this prospectus is a part is intended to satisfy our obligations to the Selling Security Holders to register for resale shares issued to them and shares issuable upon exercise of the warrants mentioned above. Each of NTC Liquidating Trust, JEB Investments, Ltd. and JEB Partners, L.P. has entered into a Warrants Exercise and Registration Rights Agreement with Ramtron pursuant to which such Selling Shareholders have agreed to exercise the warrants referred to above in certain circumstances.

Pursuant to this prospectus, the Selling Security Holders may sell some or all of the shares they hold and some or all of the shares they receive upon exercise of some or all of their warrants through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the "Plan of Distribution" section of this prospectus beginning on page 23. The Selling Security Holders, and not Ramtron, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of sale incurred by them. We received all of the capital stock of Mushkin Inc. pursuant to the Mushkin Inc. Agreement and Plan of Merger referred to above, and we will receive as the exercise price of the warrants described above up to $3,386,215 if the Selling Security Holders exercise all of such warrants.

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
Our common stock is quoted on the Nasdaq SmallCap Market under the symbol
"RMTR."

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the related registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 The date of this prospectus is July XX, 2000

                                    Page-5

                             TABLE OF CONTENTS

                                                            Page
                                                           ------
WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . .   7
RAMTRON . . . . . . . . . . . . . . . . . . . . . . . . . .   8
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . .   9
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . .  22
SELLING SECURITY HOLDERS  . . . . . . . . . . . . . . . . .  22
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . .  23
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . .  25
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . .  25

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
We have not authorized anyone to give any information or to make any representations not contained in this prospectus. You should only rely on the information or representations in this prospectus and in any prospectus supplement. This prospectus does not offer for sale or purchase any Securities in any jurisdiction where it would be unlawful to do so. You should only assume that the information in this prospectus or any prospectus supplement is accurate as of the date on the front of the relevant document.

                     WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement of which this prospectus is a part, as well as such reports, proxy statements and other information, at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market. You may inspect reports, proxy and information statements and other information about us at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares covered by this prospectus. The SEC allows us to "incorporate by reference" the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

We previously filed the following documents with the SEC, and they are incorporated by reference in this prospectus:

     Our Annual Report on Form 10-K for the year ended December 31, 1999;

     Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     Our Current Reports on Form 8-K, filed with the SEC on February 18, March 17, May 16, June 15, June 20 and July 24, 2000;

     The description of our common stock set forth in Item 11 of our registration statement on Form 10, as amended (Registration No. 0-17739); and

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
     All future reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

We will provide to you without charge, on written or oral request, a copy of any or all of the documents which have been or may be incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information this prospectus incorporates). You should direct any requests for such copies to Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921, Attention: Chief Executive Officer (Telephone: (719) 481-7000).

This prospectus provides you with a general description of the securities that may be offered for sale, but does not contain all of the information that is in the registration statement that we filed with the SEC. Statements contained herein concerning the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each such statement is qualified in its entirety by reference to the applicable document filed with the SEC.

                                  RAMTRON

Ramtron was incorporated under the name "Amtec Securities Corporation" in January 1984, and changed its name to "Ramtron International Corporation" in January 1988. Our executive offices are located at 1850 Ramtron Drive, Colorado Springs, Colorado 80921, and our telephone number is (719) 481-7000. We design, develop, manufacture and market specialty semiconductor memory devices. We have two product lines, ferroelectric nonvolatile random access memory (FRAM (registered trademark)) products and high-speed dynamic random access memory products, called Enhanced-DRAM (EDRAM (registered trademark)) products. Our ferroelectric technology combines ferroelectric material with standard semiconductor chip design and manufacturing technology to provide nonvolatile memory products with unique performance characteristics and properties. Our FRAM devices combine data non-volatility with the benefits of random access memory (RAM) devices including a high number of read and write cycles, high speed for both read and write functions and low power consumption. Our EDRAM products were developed to address the access and retrieval speed limitations of standard DRAM memory products and the high costs associated with high-speed SRAM memory products. These products are manufactured with standard
DRAM manufacturing processes.   Ramtron has two wholly owned subsidiaries:
Ramtron Kabushki Kaisha, established in July 1996 and Mushkin Inc., acquired on June 14, 2000. We formed Ramtron Kabushki Kaisha to perform sales and marketing functions within Japan for our products and to act as a liaison between us and our Japanese alliance partners. We acquired Mushkin Inc. in order to acquire ownership and control of a significant distributor of some of our products. In addition, we have one 80% owned subsidiary, Enhanced Memory Systems, Inc. We formed Enhanced Memory Systems, Inc. in 1995 as a wholly owned subsidiary to operate our EDRAM business. A 20% interest in Enhanced Memory Systems, Inc. was sold to Infineon Technologies AG in exchange for the grant by Infineon to us of a non-exclusive world-wide license to certain DRAM technology and an agreement to provide certain foundry services.

                                    Page-8

                               RISK FACTORS

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT MAY PROVE NOT TO BE ACCURATE. This prospectus contains or incorporates "forward-looking statements" dealing with future events and conditions, including statements regarding, among other items, Ramtron's business strategy, growth strategy, future results of operations or financial position and anticipated trends in our business and industry. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise.
When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that the statement is a forward-looking statement. Forward-looking statements speak only as of the date the statement is made and are based largely on our expectations. Forward-looking statements are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus, and made in documents incorporated in this prospectus, including those set forth in these risk factors, describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this paragraph.

                      RISKS RELATING TO OUR BUSINESS

WE HAVE SUBSTANTIAL WORKING CAPITAL NEEDS AND HAVE BEEN DEPENDENT ON OUR STOCKHOLDERS TO FINANCE OUR OPERATIONS. Since Ramtron's inception, we have primarily relied on our stockholders to fund our operations because we have been unable to generate sufficient revenues from sales of our products and licensing of our proprietary technology. This funding has been obtained principally from our issuance in private placements of common stock, convertible debt instruments and convertible equity securities. In view of our expected future working capital requirements in connection with the manufacture and sale of our FRAM and EDRAM products, and our projected research and development and other operating expenditures, we believe that we will need to seek additional equity or debt financing in the second half of 2000 or early in 2001. We cannot be sure that any additional financing or other sources of capital will be available to us on acceptable terms, or at all. Any issuance of common or preferred stock to obtain additional funding would result in further dilution of existing stockholders' interests in Ramtron. The inability to obtain additional financing when needed would have a material adverse effect on our business, financial condition and operating results and could adversely affect our ability to continue our business operations.

                                    Page-9

WE HAVE EXPERIENCED A HISTORY OF LOSSES, AND ARE CONTINUING TO INCUR LOSSES, FROM OUR OPERATIONS. Since 1984, Ramtron has engaged primarily in research and development related to our ferroelectric technology and our FRAM and EDRAM products. To date, we have had only limited revenues (principally from development and license agreements) from our ferroelectric technology and FRAM products. In 1997, 1998, and 1999, we generated most of our product revenues from the sale of our EDRAM products, which do not utilize our ferroelectric technology. As a result of our limited revenues and the substantial ongoing product research and development costs associated with developing our FRAM and EDRAM products and our efforts to develop commercial manufacturing capabilities for those products, we have incurred significant losses. We incurred net losses during the first three months of 2000 of $3.0 million, and net losses of $16.4 million in 1998 and $6.2 million 1999. As of March 31, 2000, we had an accumulated deficit of $168 million.

We cannot be sure that we will achieve or sustain profitability in the future. Our future revenues and potential profitability will depend on various factors, including (i) the timely development and qualification for manufacturing of our higher-density FRAM products, i.e., FRAM products with memory capacities of 256-kilobits and greater; (ii) the timely completion of the development and qualification for manufacturing of our EDRAM products with densities greater than 16-megabits; (iii) wider customer acceptance of our products; (iv) our ability to manufacture our products on a cost-effective and timely basis through alliance foundry operations and our contract manufacturers; and
(v) factors not directly related to us, such as market conditions, competition, technological developments, product obsolescence and changing needs of potential customers in the semiconductor industry in general. The semiconductor memory products market has a history of declining average unit sales prices. Future declines in average selling prices of our products may surpass the rate at which we can reduce per unit manufacturing costs, which would have a material adverse affect on our cash flow, results of operations and financial condition.

We have historically experienced significant quarterly fluctuations in revenues and operating results and anticipate that such fluctuations will continue. These fluctuations, in part, result from our unpredictable product order flows, our limited customer base, variations in the timing and receipt of our license fees and royalties. Our receipt of license fees and royalties will depend on, among other factors, our and our licensees achieving certain technological milestones and an increase in demand for our products, as well as the time required for incorporating our products into customers' product designs, and the ability of our customers' products to gain substantial market acceptance. Those factors make it difficult for us to predict our future revenues and affect our ability to achieve future profitability.

                                    Page-10

WE HAVE HAD LIMITED MARKET ACCEPTANCE OF OUR PRODUCTS. Among other factors, our success is dependent, first, on our ability to develop and manufacture, and, second, on the market acceptance of, our FRAM and EDRAM products and the time required to achieve such market acceptance at prices which will produce a profit for us. Potential customers will be reluctant to integrate our products into their systems unless our products are reliable, available at competitive prices, and address our customers' current systems requirements. Additionally, potential customers need assurances that their demand for our new products can be met, preferably from multiple sources, in a timely manner. To use our products effectively, many of our customers must redesign their systems, which delays, and in some instances could prevent substantial market acceptance of our products. A lack of, or delay in, market acceptance of one or more of our products could have a material adverse affect on our cash flow, operating results and financial condition.

Our FRAM products have only recently entered the marketplace with limited availability so it is unclear whether these products will gain wide market acceptance. Our EDRAM products currently lag the general semiconductor memory market in density. Our competitors are currently selling 64, 128 and 256-megabit products while we currently only supply 4-megabit and 16-megabit products. As a result, we are dependant on a limited number of customers for our existing EDRAM products and sales declined 36% from 1998 to 1999. If we are unsuccessful in developing new products with densities of 64-megabit and greater we will not be able to attract new customers or retain our existing customers.

In the first three months of 2000, we had $.7 million of FRAM and $1.6 million of EDRAM product sales. For the year ended December 31, 1999, our product sales were $3.5 million of FRAM products and $9.6 million of EDRAM products. For the year ended December 31, 1998, our product sales were $2.6 million of FRAM products and $15 million of EDRAM products. For the year ended
December 31, 1997, our product sales were $1.6 million from FRAM products and $13 million from EDRAM products. We cannot predict or guarantee the flow or size of future product orders or when revenues from future sales will be recognized.

OUR CUSTOMER BASE FOR EDRAM PRODUCTS IS HIGHLY CONCENTRATED AND OUR EDRAM SALES PROVIDE A MAJORITY OF OUR SALES. In the first three months of 2000, approximately 81% of our EDRAM product sales were generated from three customers. In 1999, approximately 78% of our EDRAM product sales were generated from three customers. In 1998, approximately 62% of our EDRAM product sales were generated from three customers. Because our EDRAM customer base is so concentrated, and because EDRAM product sales represented more than 73% of our total product sales in 1999, any substantial reduction or cancellation of business from these customers or any significant decrease in the prices of EDRAM products sold to them could have a material adverse effect on our cash flow, operating results and financial condition.

                                    Page-11

WE ARE DEPENDENT ON SUCCESSFUL FURTHER DEVELOPMENT OF OUR FRAM AND EDRAM PRODUCTS, WHICH IS TIME CONSUMING AND COSTLY, AND MAY NOT OCCUR. Among other factors, our future success is dependent on our ability to develop, manufacture and market FRAM and EDRAM products that address customer requirements and compete effectively in the market with respect to price, performance and reliability. New product development, which includes both our development of the new products and the need to "design-in" such new products to customers' systems, is time-consuming and costly. Such new product development requires a long-term forecast of market trends and customer needs, and often a substantial commitment of capital resources, with no assurance that such products will be commercially viable. We face substantial product-related risks, including the risk that commercially acceptable new products cannot be successfully or timely developed and manufactured and that significant delays and increased costs will be encountered in manufacturing such products in volumes required by our customers.

We have experienced significant obstacles in producing acceptable product yields from integrating our ferroelectric technology with wafer underlayers using current silicon semiconductor process technology. In an effort to overcome those obstacles, we have entered into strategic alliances with companies having advanced semiconductor manufacturing processes and facilities. If we are unable to make substantial progress in developing and commercializing high-density FRAM products, or if we are unable to overcome other obstacles we encounter in developing higher-density, lower-cost FRAM products, we will not be able to gain market acceptance for our FRAM products given the rapid technological progress our competitors are making in developing competing products that have substantially higher densities. As of May 31, 2000, we were producing, in commercial quantities, fourteen versions of 4-kilobit, 16-kilobit, 64-kilobit and 256-kilobit FRAM products. With our strategic licensees, we are continuing our efforts to obtain acceptable manufacturing product yields of, and to qualify for production in commercial volumes, additional FRAM products. We cannot, however, predict when, or if, we will achieve final qualification or commercial production of any new FRAM products due to uncertainties in the qualification and production processes relating to our strategic licensees' manufacture of our FRAM products.

In particular, we need to develop new product designs, materials development and new process technology in order to achieve higher-density FRAM products. Our current FRAM products are designed at our Colorado Springs facility and manufactured at alliance partners' manufacturing facilities using 1.0 micron and 0.5 micron manufacturing processes. Product manufacturing from our strategic licensees requires sub-micron designs for memory capacities of 256-kilobits and greater for improved yields and to reduce the cost of our FRAM products. We believe that our ability to compete in the markets in which we expect to sell our FRAM products will depend in large part on our ability to produce FRAM products in smaller design parameters. Our inability to successfully produce FRAM products with smaller design parameters would have a
material adverse effect on our operating results.   Because Ramtron does not
have, and is not planning to develop, semiconductor memory manufacturing facilities, we must rely solely on our existing and future alliance partners' manufacturing facilities to produce such sub-micron FRAM products on our behalf. All new FRAM products we plan to have manufactured by our existing alliance partners will be manufactured using sub-micron designs. We cannot provide any assurance that we and our alliance partners will be able to develop and manufacture higher-density FRAM products profitably or, if so, when such products will be available in commercial quantities.

                                    Page-12

Our ability to increase sales of our EDRAM products depends principally on the timely completion of our development and qualification of new EDRAM products, which continue to meet customer requirements and provide price-performance advantages over competing products. Other manufacturers of such competitive semiconductor memory products, many of whom have substantially greater financial, engineering, manufacturing and marketing capabilities than us, regularly announce new, more advanced competitive products. Our continued ability to generate revenues from the sale of EDRAM products will depend on our successful development, manufacture and marketing of new EDRAM products with improved price-performance characteristics and the reduction of our EDRAM product manufacturing costs, and we cannot provide any assurance that we will be successful in accomplishing the foregoing.

WE CURRENTLY DO NOT HAVE COMMERCIAL MANUFACTURING CAPABILITIES FOR OUR PRODUCTS AND ARE DEPENDENT ON THIRD-PARTY MANUFACTURERS. Our revenues, and our opportunity to achieve profitability over the next few years, will depend substantially on our ability to obtain from our outside manufacturers sufficient commercial volumes of our products to fulfill customers' orders timely and profitably. We do not have manufacturing capabilities for manufacturing any of our products in commercial quantities, and we do not anticipate that we will have sufficient capital resources to construct fabrication facilities for the manufacture of our products in commercial quantities. Thus, we are and will continue to be dependent on our strategic licensees and contract manufacturers to develop and make available to us adequate product manufacturing capability on acceptable terms and consistent with our license agreements. In particular, the manufacture of our FRAM products is highly complex and extremely sensitive to many factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel, materials and equipment involved in the production process. Often, new semiconductor product manufacturing processes experience low production yields for a significant period of time, and our licensees and contract manufacturers have experienced, and continue to experience, substantial production delays and difficulties in achieving acceptable FRAM product production yields and output in commercial volumes. Our strategic licensees and contract manufacturers must continue to improve production yields in order to decrease production costs to a level that permits our FRAM products to be sold at prices that are competitive and profitable. If consistently acceptable manufacturing yields are not achieved, then our ability to market and sell our products, as well as our cash flow, operating results and financial condition will be materially adversely affected.

At this time, we have contract manufacturing agreements with only three outside manufacturers. Our reliance on outside suppliers and manufacturers involves several risks, including having less control over the availability of products, delivery schedules, pricing and quality. We rely currently on the semiconductor manufacturing processes and facilities of companies with which we have entered into strategic alliances, Rohm Company Limited ("Rohm") and Fujitsu Limited ("Fujitsu"), for manufacture of our FRAM products. At this time Rohm and Fujitsu are the only strategic alliance partners producing

                                    Page-13
commercial volumes of FRAM products. In June 1999, we extended our supply agreement with Rohm for an additional five years. Our other strategic alliance partners have experienced significant delays in commercially producing FRAM products and difficulties in obtaining acceptable product yields. In addition, existing agreements with our alliance partners do not require them to manufacture FRAM products in any specified or minimum quantities. Accordingly, we cannot be sure that any of our other strategic alliance partners will commence volume manufacturing of FRAM products for us or that any of our strategic alliance partners will be a long-term supplier of FRAM products.

We have been, and expect for the near-term to continue to be, limited in our ability to market our FRAM products to high volume users of nonvolatile memory storage devices. Delays to date in the manufacture of our FRAM products have had, and continued further delays will have, a material adverse effect on our ability to develop a market for our FRAM products. For example, as a result of our relatively low levels of FRAM product sales, we have had to pay, and until our FRAM products are manufactured in significantly higher volumes we expect to continue to pay, relatively high prices for the assembly and testing of our FRAM products.

Infineon Technologies ("Infineon") is the only manufacturer currently commercially producing our EDRAM products, although we hold EDRAM products produced by IBM Corporation ("IBM") in inventory, which we use to fill certain customers' commercial orders. IBM only produced 4-megabit EDRAM products and the market demand for such products has declined as higher-density competitive products have become generally available. We have entered into a manufacturing agreement with Infineon to manufacture our 16-megabit and higher density EDRAM products. We do not anticipate entering into manufacturing agreements with additional manufacturers for our 16-megabit products. Thus, Infineon is currently the only supplier of our 16-megabit products. In January 2000, our subsidiary, Enhanced Memory Systems, Inc., entered into a non-exclusive, worldwide technology licensing agreement with Infineon. In consideration for the grant of the license, Infineon received 20% of the outstanding common stock of Enhanced Memory Systems, Inc. Additionally, the agreement calls for Infineon to provide EMS with up to $200 million per year of committed wafer capacity using Infineon's advanced DRAM and embedded DRAM process capabilities and access to Infineon's design technology. The agreement has a term of six years with optional two-year renewal periods thereafter. If we successfully develop new products, our need for additional manufacturing capability will be greater than at present. We cannot be sure that we will be able to obtain such additional capability from our current or new licensees or contract manufacturers. If we are unable to obtain necessary additional manufacturing capability for new products we develop, our cash flow, operating results and financial condition, as well as our continuing business prospects, would be materially adversely affected.

                                    Page-14

WE MUST BUILD OUR PRODUCTS BASED ON OUR FORECASTS OF DEMAND, WHICH CAN BE INACCURATE. We order product from our contract manufacturers based primarily on our internal forecasts, and secondarily on existing orders, which may be cancelled under many circumstances. Due to lengthy production cycles at our contract manufacturers we must place product orders in advance of receiving customer orders. If our forecasts are inaccurate we may have large amounts of unsold products or we may not be able to fill all orders. Also, we face production and demand risk because our markets are volatile and subject to rapid technological and price changes. If we were unable to predict accurately the appropriate amount of product required to meet customer demand, our financial condition and results of operations would be materially adversely affected.

OUR PATENTS AND OTHER INTELLECTUAL PROPERTY MAY NOT PROVIDE US A COMPETITIVE ADVANTAGE. Although we intend to enforce aggressively our intellectual property rights, our patents and trade secrets may not preclude competitors from developing products with features and functionalities similar or superior to our products. In addition, we cannot be sure that patent or trade secret protection will be available or be enforceable in any particular instance or that we will have the financial resources necessary to enforce adequately our intellectual property rights. The unavailability or unenforceability of such protection or the inability to enforce adequately our rights could have a material adverse affect on our business and operating results. As discussed below, we are currently engaged in one patent interference proceeding, the outcome of which may result in our loss of material patent rights.

Because we operate in a very competitive and rapidly developing industry, third parties may claim that certain of our present or future products infringe the patents or rights of such third parties. If a third party successfully claims that we are infringing on its patents, we may be exposed to liability for damages and may need to obtain licenses relating to third-party technology, which is incorporated in our products. Our inability to obtain such licenses on acceptable terms or the costs of patent infringement litigation could have a material adverse affect on us and our financial condition.

WE FACE THE RISK OF LOSING CRITICAL PATENT RIGHTS COVERING OUR FRAM PRODUCTS.
A patent interference proceeding, which was declared in 1991 in the United States Patent and Trademark Office (the "Patent Office") between us, National Semiconductor Corporation ("National") and the Department of the Navy in regard to one of our issued United States patents, is continuing. The patent involved covers a basic ferroelectric memory cell design invention we believe is fundamentally important to our FRAM business in the United States. An interference is declared in the Patent Office when two or more parties each claim to have made the same invention. The Patent Office conducts an interference proceeding to determine which party is entitled to the patent rights covering the invention. In our interference proceeding we are the "senior" party, which means that we are in possession of the issued United States Patent and retain all rights associated with such patent, pending the ultimate outcome of the patent interference proceeding. The other two parties involved in the interference are "junior" parties, and each has the burden of proof of convincing the Patent Office by a preponderance of the evidence that it was the first to invent the subject matter of the invention and thus is entitled to the corresponding patent rights. Oral arguments were presented before the Patent Office on March 1, 1996.

                                    Page-15

The Patent Office decided the interference on May 6, 1997, holding that all of the claims were patentable to National. The other "junior" party, the Department of the Navy, was not granted any patent claims pursuant to the interference proceedings. On June 20, 1997, we filed a Request for Reconsideration with the Patent Office concerning the interference decision. Pursuant to the Request for Reconsideration, we requested that four separate issues be reconsidered. The Patent Office issued a decision on the Request for Reconsideration on November 19, 1998, holding that all of the claims were patentable to National. On January 9, 1999, we appealed the Patent Office's decision on one of the interference counts directly to the Court of Appeals for the Federal Circuit. An oral hearing was held before the Court of Appeals on
December 6, 1999.    On February 29, 2000, the Court of Appeals vacated and
remanded the decision of the Patent Office for further proceedings. We also filed complaints in the Federal District Courts for the District of Columbia and the District of Delaware, seeking a review of the Patent Office's decision on the remaining interference counts. These cases have now been consolidated in the Federal District Court for the District of Columbia and remain pending. We remain in possession of the issued United States Patent and retain all rights associated with such patent while we pursue our appeal options.

If our patent rights in the interference proceedings are ultimately lost or significantly compromised, we would be precluded from producing FRAM products in the United States using our existing FRAM design architecture, unless we were able to obtain a suitable license to exploit such rights. If such patent rights are ultimately awarded to National, and if a license to such rights is not subsequently entered into with National, National could use the patent to prevent the manufacture, use or sale by us of any products that come within the scope of such patent rights in the United States, which would include all of our FRAM products as currently designed. The loss of our patent rights to produce our FRAM products as currently designed would have a material adverse affect on us and our future operations. We have vigorously defended our patent rights in this interference contest and will continue such efforts. However, we are uncertain as to, and cannot predict, the ultimate outcome of the interference proceeding.

WE FACE COMPETITION FROM OTHERS IN THE SEMICONDUCTOR INDUSTRY FOR BOTH OUR FRAM AND EDRAM PRODUCTS. The semiconductor industry is intensely competitive and our FRAM and EDRAM products face intense competition from numerous domestic and foreign companies. We may be at a disadvantage in competing with many of our competitors that have significantly greater financial, technical, manufacturing and marketing resources, as well as more diverse product lines that can provide cash flows counter-cyclical to fluctuations in semiconductor memory operations.

                                    Page-16

Our FRAM products compete with existing nonvolatile memory products, such as EEPROM, Battery Backed Static RAM ("BBSRAM") and Nonvolatile RAM ("NVRAM") products, in low-density applications. Both low-density and high-density nonvolatile memory products are manufactured and marketed by major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities. Such competitors include ST Microelectronics, Motorola, Inc. and Hitachi. Our FRAM products also compete with the products of specialized semiconductor memory product companies, including Dallas Semiconductor, Atmel Corp., Microchip Technology Inc., Xicor Inc. and Rohm.

In general, our EDRAM products compete with high-performance, specialty DRAM products, such as FCRAM, CDRAM, RDRAM, VCRAM and MDRAM, and, in some applications, with standard SRAM products. Such products are manufactured and sold by numerous companies, including major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities, such as Alliance Semiconductor Corporation, Cypress Semiconductor Corporation, Integrated Device Technology, Inc., Motorola, Inc., Hitachi,
ST Microelectronics, Toshiba, Fujitsu, Mitsubishi Electric Corporation, Rambus (through licensees), MoSys, Inc., NEC Corporation, Samsung Electronics Co. Ltd., Hyundai Electronics Industries Co. Ltd. and Micron Technology, Inc.

In addition, our strategic licensees may market products, which compete with our FRAM and EDRAM products. Most of our strategic alliance partners have the right to manufacture and sell FRAM or EDRAM products for their own account with or without the payment of royalties, depending upon the terms of their agreements with us. For example, as part of our agreements with Hitachi, Rohm, Toshiba, Samsung and Fujitsu, we granted each of those companies a royalty-bearing non-exclusive license to our FRAM technology and know-how, which license includes the right to manufacture and sell products using FRAM technology. We also granted IBM a non-exclusive license to manufacture, produce and sell 4-megabit and 16-megabit EDRAM products in unlimited quantities, which licenses are royalty-free for internal consumption of EDRAM products and for external sales up to two times our total sales of EDRAM products. IBM's license to produce and sell 4-megabit EDRAM products expired in April 2000, and as far as we know, IBM is not producing or proposing any EDRAM 16-megabit products under our agreement. Most of our license agreements provide for the continuation of the licensed rights to Ramtron's FRAM or EDRAM technology and know-how after expiration or termination of the agreements on a royalty-paying or royalty-free basis.

Our competitors' pricing strategies for products that compete with our FRAM and EDRAM products could adversely affect our business and operating results. Our ability to compete successfully depends on our ability to develop low-cost volume production of our products, which permits our products to be sold at a price that is both competitive and profitable to us. We must also design products that successfully address customer requirements if we are to compete successfully. Our ability to compete also depends on factors beyond our control, including the rate at which customers incorporate our products into their own products, our customers' success in selling their products, the successful protection of our intellectual property, the success of competitors' products and general market and economic conditions. Other companies, many of

                                    Page-17
which have greater financial, technological and research and development resources than we do, are researching and developing semiconductor memory technologies and product configurations that could reduce or eliminate any future competitive advantages our products may currently have. We cannot provide any assurance that our ferroelectric technology will not be supplanted in the future by competing technology or that we will have the technical capability and financial resources to be competitive in the semiconductor industry with respect to the continued design, development and manufacture of either FRAM or EDRAM products.

RAPID TECHNOLOGICAL CHANGES AND FREQUENT NEW PRODUCT INTRODUCTION MAY MAKE OUR PRODUCTS OBSOLETE. The semiconductor memory industry is characterized by rapid technological changes and product obsolescence, price erosion and variations in manufacturing yields and efficiencies. The industry has also experienced wide fluctuations of product supply and demand. During growth periods, there is likely to be a shortage of foundry manufacturing resources and of product assembly and testing capacity. The semiconductor industry has at times experienced significant downturns, some lasting more than a year, resulting in diminished product demand and decreased prices for semiconductor products, and such downturns may occur in the future as additional production facilities are placed into operation. In 1998 and the first half of 1999, in particular, the oversupply of semiconductor memory products in general brought about a widespread decline in average selling prices. Additionally, economic conditions outside of the United States could depress market demand for our products. The economic and financial difficulties experienced in Asia in 1998 could, if such crisis reoccurred, depress market demand for our products generally, and result in delayed payment of, or failure to pay, licensing fee receivables by our licensees. The reoccurrence of such crisis could also cause the delay or cancellation of FRAM product development programs by our strategic licensees, with the consequent delay or loss of our expected access to a portion of the foundry capacity of such licensees. If one or more of our strategic licensees delays or cancels our FRAM product development program, the delay or cancellation would have a material adverse effect on our business, operating results and financial condition.

WE MAY FAIL TO INTEGRATE SUCCESSFULLY BUSINESSES WE HAVE ACQUIRED OR MAY ACQUIRE IN THE FUTURE. We have recently announced the acquisition of Mushkin Inc., which operates from its office in Denver, Colorado, and we may pursue additional acquisitions in the future. If we fail to integrate these businesses successfully, our business and financial results of operations may be seriously harmed. We may face difficulty in assimilating the personnel of the acquired companies and coordinating and integrating geographically dispersed operations. Additionally, we may encounter unanticipated expenses and unknown liabilities associated with the acquired businesses and possible difficulties with employees, customers and suppliers as a result of integrating new management personnel.

                                    Page-18

WE ARE DEPENDENT ON A RELATIVELY SMALL NUMBER OF KEY PERSONNEL AND MAY NEED TO ATTRACT ADDITIONAL PERSONNEL. Among other factors, our future success depends on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees. We are particularly dependent on the highly skilled design, process, materials and test engineers involved in the development and manufacture of our EDRAM products and our FRAM products and processes. At April 30, 2000, we had approximately 78 of our personnel engaged in such work. The competition for such personnel is intense, and the loss of key employees (including executive officers), or our inability to attract additional qualified personnel in the future, could have both an immediate and a long-term adverse effect on us. Although our executive officers have employment agreements with us, there can be no assurance that we can retain them in the future. In addition, none of our employees have entered into post-employment non-competition agreements with us and, therefore, our employees are not contractually restricted from providing services to our competitors.

OUR BUSINESS IS SUBJECT TO STRICT ENVIRONMENTAL REGULATIONS AND LEGAL UNCERTAINTIES. Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases used in our manufacturing processes. We believe that we have taken all necessary steps to ensure that our activities comply with all applicable environmental rules and regulations. Although our operations have not been materially impacted by the cost of environmental compliance, we can provide no assurance that changes in such environmental rules and regulations will not require additional investments in capital equipment and the implementation of compliance programs in the future. Any failure by us to comply with such environmental rules and regulations regarding the discharge of hazardous substances could subject us to serious liabilities and could have a material adverse affect on our manufacturing operations.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE SEVERLY HARMED BY DISASTERS. Some of our major contract manufacturers' facilities are located near major earthquake faults. If a major earthquake or other natural disaster occurs which damages those facilities or restricts their operations, our business, financial condition and results of operations would be materially adversely affected.

     RISKS RELATING TO THE SECURITIES MARKET AND OWNERSHIP OF OUR SHARES.

THE VOLATILITY AND CURRENT PRICE LEVELS OF OUR STOCK MAY LIMIT OUR ABILITY TO OBTAIN ADDITIONAL NEEDED CAPITAL. The market price of our common stock has been extremely volatile during 1998, 1999 and 2000, and we expect that the volatility of the market price of our common stock, as well as our success, or lack of success, in implementing our strategic and business plans, could continue to affect adversely our ability to obtain additional equity financing in the future. During the 1998 calendar year, the closing bid price for our common stock on The Nasdaq Stock Market ranged from $30.938 to $1.25 per share. During the 1999 calendar year, the price of our common stock ranged from a high of $14.25 on December 13, 1999 to a low of $1.625 on November 2, 1999. For the

                                    Page-19
period beginning January 1, 2000 through June 30, 2000 the closing bid price for our common stock ranged from a high of $29.44 to a low of $6.75. The foregoing prices reflect a one-for-five reverse stock split of our shares in August 1999. We believe that the volatility in our stock price may have been caused in part by factors unrelated to our operating performance, including stock market conditions affecting stocks of technology companies generally, the number of shares of our common stock available for sale by existing stockholders and the uncertainty surrounding the ultimate number of common shares to be issued pursuant to conversions by our Series A Preferred stockholders. Although the August 1999 restructuring of the Series A Preferred, which, among other things, changed the conversion rate of our Series A Convertible Preferred Stock from an adjustable to a fixed rate, as well as the one-for-five reverse stock split, were intended to stabilize the market price for our common stock, we can provide no assurance that these actions will have that effect because there are numerous other factors and contingencies, some of which are beyond our control, that affect the market price for our common stock.

OUR COMMON STOCK MUST COMPLY WITH A MINIMUM BID PRICE OF $1.00 PER SHARE TO REMAIN LISTED OF THE NASDAQ SMALLCAP MARKET. Our common stock must comply with a minimum bid price of $1.00 per share to remain listed on the Nasdaq SmallCap Market. On December 2, 1998, the Nasdaq Listing Qualifications Department notified us in writing that our common stock had failed to maintain a closing bid price greater than or equal to $1.00 per share for the preceding 30 days, and that failure to maintain a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days within ninety days from the date of the letter would result in the delisting of our common stock as a Nasdaq National Market security. On April 30, 1999, at our request, the Nasdaq Listing Qualifications Panel (the "Nasdaq Panel") held a hearing regarding the possible delisting of our common stock. The Nasdaq Panel expressed its lack of confidence in our ability to sustain compliance with the requirements for continued listing on the Nasdaq National Market, but it expressed confidence in our ability to comply with the requirements for continued listing on the Nasdaq SmallCap Market after the restructuring of the Series A Preferred and the one-for-five reverse stock spit were implemented. Accordingly, the Nasdaq Panel transferred the listing of our common stock to the Nasdaq SmallCap Market effective June 23, 1999, where it will continue to be listed. The delisting of our common stock from the Nasdaq SmallCap Market would likely adversely affect the trading and liquidity of our common stock as well as adversely affect our ability to raise capital in the future. In the event of such delisting, we would seek to cause our common stock to be quoted in the "pink sheets" maintained by the National Quotation Bureau, Inc. or the NASD Electronic Bulletin Board, and the spread between the "bid" and "asked" prices of the shares of common stock quoted by market makers is likely to be greater than it is at present, causing stockholders to experience a greater degree of difficulty in trading their shares of common stock. Additionally, many institutional investors, either by choice or investment policy, will not invest in shares of companies not listed on a national securities exchange or Nasdaq.

                                    Page-20

AFFECTING A CHANGE IN CONTROL OF OUR COMPANY COULD BE DIFFICULT DUE TO THE CONCENTRATED OWNERSHIP OF SHARES BY ONE SHAREHOLDER. As of June 30, 2000, our largest known shareholder, the National Electrical Benefit Fund, which has extended a loan to us of approximately $7.0 million, which is secured by liens on our headquarters facility and our other principal assets, beneficially owned or controlled approximately 14.2% of our outstanding common stock. The National Electrical Benefit Fund's concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Ramtron, or, if the National Electrical Benefit Fund's shares are sold, may directly or indirectly effect a change in control of Ramtron. Any program by the National Electrical Benefit Fund to dispose of a substantial amount of its shares of our common stock in the open market could have an adverse impact on the market for our common stock, as discussed below under "A large percentage of our outstanding shares are eligible for future sale."

A LARGE PERCENTAGE OF OUR OUTSTANDING SHARES ARE ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of our common stock in the public market, or the availability of such securities for sale in the public market, could have a material adverse affect on the market price of our common stock. As of June 30, 2000, 17,083,725 shares of our common stock were issued and outstanding. Of those shares, approximately 14,352,001 shares were freely tradable without restriction or pursuant to an effective registration statement under the Securities Act, and approximately 1,779,344 shares, most of which were held by Ramtron's "affiliates," could be publicly sold under Rule 144 promulgated under the Securities Act, subject to compliance with the notice requirements and volume restrictions of Rule 144. Upon the effectiveness of the registration statement of which this prospectus is a part, and as long as such registration statement remains effective, and additional 952,380 shares, issued to effect the acquisition of Mushkin Inc. may be sold. As of June 30, 2000, approximately 2,473,805 shares were subject to issuance upon exercise of options granted under Ramtron's stock option plans and, except to the extent that shares issued upon exercise of such options are held by "affiliates," who, as noted above, are subject to the Rule 144 notice requirements and volume restrictions, will be eligible for immediate resale in the public market upon exercise of such options. As of the same date, approximately 3,902,780 shares were also subject to issuance upon exercise of other outstanding warrants, of which 1,712,840 shares have been registered for immediate resale in the public market, 617,243 shares of which are subject to effectiveness of this registration statement of which this prospectus is a part and of which the remaining 1,572,697 are held by affiliates and the resale of which must either be registered or satisfy the holding period, notice requirements and volume restrictions of Rule 144. Ramtron has agreed to use its best efforts to register for resale under the Securities Act any shares of common stock held by the Fund or issued upon exercise of warrants held by the Fund or conversion of the indebtedness outstanding under the Fund Credit Facility. As of June 30, 2000, 1,638,679 shares were held by the Fund, 905,697 shares were issuable upon exercise of warrants held by the Fund, as mentioned above, and 1,400,000 shares were issuable upon conversion of the indebtedness outstanding under the Fund Credit Facility.

                                    Page-21

WE MAY ISSUE ADDITIONAL PREFERRED STOCK. Ramtron has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions of the Preferred Stock, without any vote or action by Ramtron's stockholders. As of June 30, 2000, 907 shares of Series A Preferred were outstanding. We may seek to obtain new capital by issuing additional shares of Preferred Stock. Our issuance of additional shares of Preferred Stock could further affect the rights of the holders of common stock. For example, such issuance could result in a class of securities having preferential voting, dividend or liquidation rights or having (upon conversion or otherwise) all of the rights belonging to common stock. Additionally, our authority to issue Preferred Stock could be used to discourage attempts by others to obtain control of or acquire Ramtron by making such attempts more difficult or costly to achieve.

                                USE OF PROCEEDS

The Selling Security Holders will receive all of the proceeds from the sale of the shares, less any brokerage or other expenses of sale incurred by them. We received all of the capital stock of Mushkin Inc. pursuant to the Mushkin Inc. Agreement and Plan of Merger referred to above, and we will receive as the exercise price of the warrants described above up to $3,386,215 if the Selling Security Holders exercise all of such warrants. Although each of NTC Liquidating Trust, JEB Investments, Ltd. and JEB Partners, L.P. has entered into a Warrants Exercise and Registration Rights Agreement with Ramtron pursuant to which each such Selling Stockholder has agreed to exercise its warrants described above in certain circumstances, we can not be certain that any or all of such warrants will be exercised. We expect to use any net proceeds from the exercise of the warrants for working capital purposes, including financing the growth of working capital items such as accounts receivable and inventory, the funding of continued research and development efforts and the defense of our patent rights. Pending such uses, we will invest any net proceeds, in short term, investment grade, interest-bearing securities.

                            SELLING SECURITY HOLDERS

The following table sets forth: (i) the number of shares of common stock beneficially owned by each Selling Security Holder as of June 30, 2000,
(ii) the number of shares of common stock to be offered hereby by each Selling Security Holder, and (iii) the number of shares of common stock and the percentage of the outstanding shares of common stock to be beneficially owned by each Selling Security Holder after completion of the offering. The information set forth below is based on information provided by the Selling Security Holders. None of the Selling Security Holders has had a material relationship with Ramtron within the past three years, other than as a result of the ownership of our shares, with the exception of William Michael Mushkin and Elizabeth Loring Crane, who owned Mushkin Inc., a principal distributor of our EDRAM products, prior to our acquisition of that company in June 2000.

                                    Page-22

                        No. of Shares
                      Beneficially Owned                Shares Beneficially
                     Prior to Offering(2)   No. of     Owned After Offering(3)
Name of Selling      -----------------      Shares     --------------------
Security Holder(1)      Number       %     Offered(2)   Number           %
---------------       ---------     ---    -------      ------          ---

Elizabeth L. Crane     485,714(4)   2.8    485,714         0             0

William M. Mushkin     466,666(4)   2.7    466,666         0             0

NTC Liquidating
   Trust               372,243      2.1    372,243         0             0

JEB Partners, L.P.     305,120      1.8    124,000     181,120          1.1

JEB Investments, Ltd.  189,561      1.1     96,000      93,560          0.5

Jan-Charles Fine        25,000       *      25,000         0             0
-----------
*  Less than one percent.

(1) Such persons have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2) The actual number of shares of common stock shown as beneficially owned and offered hereby, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable with respect to such shares or upon exercise of the warrants, as applicable, by reason of any stock split, stock dividend or similar transaction involving the common stock in order to prevent dilution, all in accordance with Rule 416(a) under the Securities Act.

(3) For each Selling Security Holder, assumes that all of the shares covered by this prospectus are sold or otherwise disposed of and that no other shares are acquired or sold by the Selling Security Holder.

(4) William Michael Mushkin may be deemed to beneficially own the securities held by Elizabeth Loring Crane and Elizabeth Loring Crane may be deemed to beneficially own the securities held by William Michael Mushkin by virtue of their status as a married couple. Each of Mr. Mushkin and Ms. Crane disclaims beneficial ownership of the other's securities.

                                PLAN OF DISTRIBUTION

The sale of the shares offered by this prospectus may be made in the Nasdaq SmallCap Market or other over-the-counter markets at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

                                    Page-23

     A block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     Purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus.

     Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     In privately negotiated transactions not involving a broker or dealer.

In effecting sales of the shares offered by this prospectus, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with these sales. We will not receive any proceeds from any resales of the shares offered by this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions. We received all of the capital stock of Mushkin Inc. pursuant to the Mushkin Inc. Agreement and Plan of Merger referred to above, and we will receive as the exercise price of the warrants described above up to $3,386,215 if the Selling Security Holders exercise all of such warrants.

In connection with distributions of the shares or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling shareholders. The Selling Security Holders may also sell shares short and deliver the shares to close out such short positions. The Selling Security Holders may also enter into option, swaps, derivatives or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Security Holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

From time to time, the Selling Security Holders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling shareholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a Selling Security Holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

                                    Page-24

To comply with the securities laws of some states, if applicable, the shares will be sold only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

If necessary, the specific shares of our common stock to be sold, the names of the Selling Security Holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. In connection with the private placements of the common stock offered hereby and of the warrants upon the exercise of which the common stock offered hereby is issuable, we have undertaken registration rights covenants requiring us to register those shares under applicable federal and state securities laws under certain circumstances and at certain times. The agreements containing our registration rights covenants provide for cross-indemnification of the Selling Security Holders and us and each party's respective directors, officers and controlling persons against certain liabilities in connection with the offer and sales of the common stock, including liabilities under the Securities Act of 1933 and to contribute to payments the parties may be required to make in respect thereof. We have agreed to indemnify and hold harmless the Selling Security Holders from certain liabilities under the Securities Act of 1933.

Under applicable rules and regulations under Regulation M under the Securities Exchange Act of 1934, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the common stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, the selling shareholder will be subject to the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the common stock by the Selling Security Holders. The foregoing may affect the marketability of the common stock offered hereby.

We will bear all expenses of the offering of the common stock, except that the Selling Security Holders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the Selling Security Holders.

                                  LEGAL MATTERS

The validity of our shares offered by this prospectus will be passed upon for Ramtron by Coudert Brothers, Denver, Colorado.

                                     EXPERTS

The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                    Page-25

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) in connection with the sale and distribution of the securities being registered. All the amounts shown are estimates except for the SEC registration fee.

     SEC registration fee             $ 6,165
     Accounting fees and expenses      15,000
     Legal fees and expenses           10,000
     Miscellaneous expenses             2,000
                                      -------
         Total                        $33,165
                                      =======

Item 15.  Indemnification of Directors and Officers

We have adopted provisions in our Certificate of Incorporation that limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law for monetary damages arising from a breach of their fiduciary duty as directors. Such limitation does not affect such liability:
(i) for any breach of a director's duty of loyalty to Ramtron or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which a director derived an improper personal benefit.

Our Bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. We also maintain on behalf of our directors and officers insurance protection against certain liabilities arising out of the discharge of their duties.

In connection with this offering, the Selling Security Holders have agreed to indemnify Ramtron, its directors and officers, and each person who controls Ramtron against any and all liability arising from inaccurate information provided to us by the Selling Security Holders and included in this registration statement and the prospectus contained herein, or in any amendments or supplements to such registration statement or prospectus.

                                    Page-26

Item 16.  Exhibits and Financial Statement Schedules

Exhibit
Number
-------

2.1 Agreement and Plan of Merger dated May 11, 2000, as amended, among Ramtron, RIC MI Acquisition Inc., Mushkin Inc., William Michael Mushkin and Elizabeth Loring Crane. (1)
2.2     Amendment No. 1 to Agreement and Plan of Merger dated June 8, 2000. (1)

4.1 Warrant to purchase 124,000 shares of common stock issued by the Registrant to JEB Partners, L.P. dated February 11, 2000.
4.2 Warrant to purchase 96,000 shares of common stock issued by the Registrant to JEB Investments, Ltd. dated February 11, 2000.
4.3 Warrant Exercise and Registration Rights Agreement dated as of June 22, 2000 between NTC Liquidating Trust and Ramtron.
4.4 Warrant Exercise and Registration Rights Agreement dated as of June 28, 2000 between JEB Investments, Ltd. and Ramtron.
4.5 Warrant Exercise and Registration Rights Agreement dated as of June 28, 2000 between JEB Partners, L.P. and Ramtron.

5.1     Opinion of Coudert Brothers
23.1    Consent of Arthur Andersen LLP
23.2    Consent of Coudert Brothers (included in Exhibit 5.1)

24.1    Power of Attorney (see page 29 of this registration statement).
------------

(1) Incorporated by reference to the Company's Amendment No. 2 to Form 8-K (Commission File No. 0-17739) filed with the Securities and Exchange Commission on July 24, 2000.

Item 17.  Undertakings

Ramtron hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                                    Page-27

    (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, That paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by Ramtron pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                    Page-28

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Ramtron certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on July 24, 2000.

                                      RAMTRON INTERNATIONAL CORPORATION

                                      By:  /S/ L. David Sikes
                                         ------------------------
                                         L. David Sikes
                                         Chief Executive Officer

                              POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints L. David Sikes and LuAnn D. Hanson, or either of them, his or her attorneys-in-fact and agents, each with full power of substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each of said attorneys-in-fact and agents full power and authority to do so and perform each and every act and thing requisite and necessary to be done in connection with this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that either of said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature                     Title                             Date
----------------------        -------------------------       ---------

/S/ L. David Sikes           Chairman and Chief                7-24-00
------------------           Executive Officer
L. David Sikes

/S/ Greg B. Jones            Director, President and           7-24-00
-----------------            Chief Operating Officer
Greg B. Jones

/S/ William G. Howard        Director                          7-24-00
---------------------
William G. Howard

/S/ Albert J. Hugo-Martinez  Director                          7-24-00
---------------------------
Albert J. Hugo-Martinez

/S/ Eric A. Balzer           Director                          7-24-00
------------------
Eric A. Balzer

/S/ LuAnn D. Hanson          Acting Chief Financial            7-24-00
-------------------          Officer and Secretary
LuAnn D. Hanson

                                    Page-29